Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2029 Century Park East Suite 1400N Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

November 29, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa N. Larkin

Re:    Crescent Reincorporation Sub, Inc. Registration Statement on Form N-14 (File No. 333-233995)

Dear Ms. Larkin:

In a telephone conversation on November 1, 2019, you provided us with verbal comments on the registration statement on Form N-14, originally filed by Crescent Reincorporation Sub, Inc. (“Crescent Capital Maryland BDC,” “Crescent Capital BDC (MD)” or the “Registrant”) on September 30, 2019 (the “Registration Statement”). We have revised the Registration Statement to respond to the comments you provided and today filed pre-effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you, and immediately below each such comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

ACCOUNTING COMMENTS

General

1.	Please confirm whether, prior to the Reincorporation Merger, Crescent Capital Maryland BDC will hold any assets.

The Registrant confirms that, prior to the consummation of the Reincorporation Merger, the Registrant will not hold any assets or engage in any operations.

Beijing   Boston   Chicago   Dallas   Hong Kong   Houston   London   Munich   New York   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Securities and Exchange Commission

November 29, 2019

2.	Please supplementally provide the Staff with a description of the purpose of Acquisition Sub in connection with the Transactions.

As discussed in the Registrant’s response to Comment 29 below, the purpose of Acquisition Sub is to allow the First Merger to be consummated as a “reverse triangular merger” which, among other things, allows the Mergers, taken together, to qualify as a “reorganization,” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

3.

Please confirm whether Crescent Capital Maryland BDC has in place any restrictions on the application of those provisions of the Maryland General Corporation Law that could have the effect of limiting the ability of other entities or persons to acquire control of Crescent Capital Maryland BDC.

As described in the Registration Statement, certain provisions of the MGCL may discourage, delay or make more difficult a change in control of a Maryland corporation, including (i) the Maryland Business Combination Act, (ii) the Maryland Control Share Acquisition Act and (iii) Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”). The Maryland Business Combination Act and the Maryland Control Share Acquisition Act are both default provisions under the MGCL. A Maryland corporation must opt in to Subtitle 8.

Upon completion of the Reincorporation, the Crescent Capital Maryland BDC Board intends to adopt a resolution exempting from the Maryland Business Combination Act any business combination between Crescent Capital Maryland BDC and any other person, provided that the business combination is first approved by the Crescent Capital Maryland BDC Board, including a majority of the independent directors, and the Crescent Capital BDC Maryland Bylaws will exempt from the Maryland Control Share Acquisition Act acquisitions of Crescent Capital Maryland BDC stock by any person.

Crescent Capital Maryland BDC has also elected to be subject to the provision of Subtitle 8 regarding the filling of vacancies on the Crescent Capital Maryland BDC Board, however it has not elected to be subject to the other provisions of Subtitle 8 as the Crescent Capital BDC Maryland Charter and Crescent Capital BDC Maryland Bylaws already contain equivalent protections through provisions unrelated to Subtitle 8.

4.	Please confirm whether the Alcentra Tax Dividend will include consideration paid in connection with the Mergers.

The Registrant confirms that the Alcentra Tax Dividend will not be paid using the consideration received by Alcentra Capital from Crescent Capital Maryland BDC or Crescent Cap Advisors in connection with the Mergers. However, pursuant to the Merger Agreement, the Cash Consideration payable to Alcentra Capital stockholders will be reduced on a dollar-for-dollar basis by an amount equal to the per share amount of such Alcentra Tax Dividend.

5.	Please explain supplementally whether distributions received in connection with the Alcentra Tax Dividend will be included in the Alcentra Capital tax year ending as of the Effective Time.

Securities and Exchange Commission

November 29, 2019

The Registrant confirms that the Alcentra Tax Dividend will be taken as a deduction by Alcentra Capital in its final taxable year, which will end as of the Effective Time.

6.

Please explain supplementally the anticipated timing of potential issuances of Crescent Capital Maryland BDC Common Stock to Alcentra Capital Stockholders pursuant to the Merger Agreement at a price that is below its then-current NAV per Share as contemplated by Crescent Capital BDC Proposal #2.

As described further in response to Comment 23 below, in connection with the completion of the Mergers, and subject to the terms and conditions of the Merger Agreement, Alcentra Capital stockholders will receive the Merger Consideration which includes certain amounts in cash and 0.4041 shares of Crescent Capital BDC (MD) common stock for each share of Alcentra Capital Common Stock.

In accordance with the Investment Company Act, Crescent Capital BDC, Inc. (“Crescent Capital BDC” or “Crescent Capital BDC (DE)”) will make a determination of whether the issuance of shares of its common stock to Alcentra Capital stockholders pursuant to the Merger Agreement will be at a price below the then-current NAV per share within 48 hours prior to the Effective Time.

If Crescent Capital BDC determines that the shares of common stock that would be issued pursuant to the Merger Agreement will be issued at a price that is below Crescent Capital BDC’s then-current NAV per share, the shares will not be issued unless such issuance has been approved by Crescent Capital BDC’s stockholders as contemplated by Crescent Capital BDC Proposal #2 and, in certain cases, the Registrant’s board of directors has made certain determinations.

Questions And Answers About The Alcentra Capital Special Meeting, The Crescent Capital BDC Special Meeting And The Transactions

7.	In the third Q&A on Page 9, please include the estimated expenses of each of Alcentra Capital and Crescent Capital BDC relating to completion of the Mergers.

The Registrant has revised the disclosure as requested on Page 10 of Amendment No. 1.

Comparative Fees and Expenses

8.	Please provide the Staff with the calculations supporting the “Other Expenses” of Alcentra Capital on Page 32.

The Registrant has provided the Staff with the requested supporting calculations under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Section 200.83 and Rule 12b-4 promulgated under the Exchange Act. In accordance with such rule, the Registrant is requesting that those materials be returned promptly following completion of the Staff’s review thereof. The Registrant advises the Staff that it has also revised the Comparative Fees and Expenses table on Page 34 of Amendment No. 1 to update the information for the quarter ended September 30, 2019, including with respect to Alcentra Capital’s “Other Expenses” line item and the footnote relating thereto.

Securities and Exchange Commission

November 29, 2019

9.	Please provide the Staff with the calculations supporting the Pro Forma Combined Company expenses on Page 32 and the example expenses for Alcentra Capital as a stand-alone company on Page 36.

The Registrant has provided the Staff with the requested supporting calculations under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Section 200.83 and Rule 12b-4 promulgated under the Exchange Act. In accordance with such rule, the Registrant is requesting that those materials be returned promptly following completion of the Staff’s review thereof. The Registrant advises the Staff that it has also revised the Pro Forma Combined Company expenses in the Comparative Fees and Expenses table, the footnotes relating thereto and the example expenses for Alcentra Capital on a standalone basis to update the information for the quarter ended September 30, 2019.

Reasons for the Transactions - Alcentra Capital

10.

Please reconcile or explain the difference between the language in the tenth bullet on Page 161, “Crescent Cap Advisors agreed to fund at closing of the First Merger approximately $1.4 million of Crescent Capital BDC’s transaction expenses incurred related to the Mergers and the related $0.03 per share positive impact thereof to Alcentra Capital’s stockholders,” and the disclosure in the fourth bullet point under the heading “Terms of the Merger Agreement” on Page 168, “Crescent Cap Advisors is expected to reimburse Crescent Capital BDC for up to approximately $1.4 million in expenses incurred in connection with completing the Transactions.”

The Registrant has revised the disclosure as requested on Page 163, Page 170 and elsewhere throughout Amendment No. 1 to clarify that Crescent Cap Advisors will bear up to approximately $1.4 million of Crescent Capital BDC’s expenses incurred in connection with completing the Transactions.

Unaudited Selected Pro Forma Condensed Consolidated Financial Data

11.

Please revise the Unaudited Pro Forma Condensed Consolidated Financial Statements to clarify that footnotes (A)—(E) to the Pro Forma Condensed Consolidated Statements of Assets and Liabilities as of June 30, 2019, Pro Forma Condensed Consolidated Statement of Operations for the Six Months ended June 30, 2019 and the Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2018 are included in Note 3 to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

The Registrant has revised the disclosure as requested on Pages 245 to 247 and Page 251 of Amendment No. 1.

12.	In Note 1, Basis of Pro Forma Presentation on Page 245, please confirm that the fair value of the net assets acquired is calculated using Crescent Capital BDC’s valuation procedures.

Securities and Exchange Commission

November 29, 2019

The Registrant has revised the disclosure as requested on Page 248 of Amendment No. 1 to clarify that the fair value of the net assets acquired is calculated using Crescent Capital BDC’s valuation procedures.

13.	Please disclose whether it is contemplated that there will be any portfolio repositioning (i.e., selling of portfolio securities) as a result of the Mergers.

The Registrant advises the Staff that any post-merger sale of portfolio securities will be made in the ordinary course of business.

Crescent Capital BDC, Inc. Audited Annual Financial Statements

14.	In future filings, please separately disclose the expense waiver in the Statement of Operations in accordance with Regulation S-X 6-07(2).

The Registrant advises the Staff that Crescent Capital BDC has separately disclosed the expense waiver in its Statement of Operations for the three and nine months ended September 30, 2019 and 2018 (see Page F-51 of Amendment No. 1) and will undertake to continue to do so in future filings in accordance with Regulation S-X 6-07(2).

15.

In future filings, in the notes to the Consolidated Schedule of Investments, please clarify what percentage of investments are not qualifying assets as defined under section 55 (a) of the Investment Company Act.

The Registrant advises the Staff that Crescent Capital BDC has disclosed the total percentage of non-qualifying assets under the Investment Company Act as a footnote to its Consolidated Schedule of Investments as of September 30, 2019 (see Page F-62 of Amendment No. 1) and will undertake to continue to do so in future filings.

16.	Please explain how Crescent Capital BDC does not hold any restricted securities, including restrictions on resale under the Securities Act.

The Registrant advises the Staff that while some of the portfolio company investments held by Crescent Capital BDC may be offered for sale without first being registered under the Securities Act, substantially all of Crescent Capital BDC’s portfolio company investments, which as of September 30, 2019 represented 182% of Crescent Capital BDC’s net assets or 97% of its total assets, are subject to legal restrictions on sales. As a result, Crescent Capital BDC has added this disclosure to footnote 4 on Page F-82 of Amendment No. 1.

17.

In future filings, please (1) list each unfunded commitment separately by portfolio company or by borrower and (2) explain how Crescent Capital BDC believes its assets will be sufficient to satisfy all unfunded capital commitments.

The Registrant represents to the Staff that on a going-forward basis, Crescent Capital BDC will include information regarding its unfunded commitments that conforms to the guidance in the AICPA Expert Panel Minutes – January 2006, Financial Statement Review Comments.

Securities and Exchange Commission

November 29, 2019

The Registrant confirms that that Crescent Capital BDC reasonably believes that its assets will provide adequate coverage to allow Crescent Capital BDC to satisfy all of its unfunded commitments, the amount of which, as of September 30, 2019, was $66.8 million. The bases for such belief are primarily that (i) Crescent Capital BDC follows a process to manage its liquidity and ensure that it has available capital to fund its unfunded investment commitments, including the analysis of the level of its unfunded investment commitments relative to its then-available liquidity, (ii) Crescent Capital BDC generally maintains significant cash and cash equivalents balances and (iii) Crescent Capital BDC has significant undrawn amounts on its credit facilities.

18.

In Crescent Capital BDC’s Consolidated Schedule of Investments, certain debt investments are categorized as “Senior Secured First Lien” loans. In future filings, please clarify if any such loans should be also categorized as “Unitranche” loans and, if so, include disclosure identifying the implications, including the interest rate impact, of Unitranche features.

The Registrant advises the Staff that Crescent Capital BDC determines what type of asset a particular loan is for purposes of its Consolidated Schedule of Investments by considering, among other things, the nature, risk characteristics and fair value hierarchy of such loan. Based on this analysis, the Registrant advises the Staff that all of Crescent Capital BDC’s investments categorized as “Senior Secured Loans” are properly categorized. The Registrant also advises the Staff that certain of Crescent Capital BDC’s “Senior Secured First Lien” loans contain features often found in “Unitranche” loans. The term “Unitranche” is used to describe a variety of first lien loans that may extend deeper in a company’s capital structure than traditional first lien debt and may provide for a waterfall of cash flow priority among different lenders in the unitranche loan. In certain instances, a lender may find another lender to provide the “first out” portion of such loan and retain the “last out” portion of such loan, in which case, the “first out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last out” portion. The Registrant advises the Staff that loans where Crescent Capital BDC uses another lender to provide the “first out” portion of such loans and retains the “last out” portion represented approximately 2.3% of Crescent Capital BDC’s portfolio by fair market value as of September 30, 2019. The Registrant represents to the Staff that on a going forward basis, Crescent Capital BDC will increase its level of disclosure to include information in its Consolidated Schedule of Investments specifically identifying Senior Secured First Lien loans where Crescent Capital BDC has agreed to retain the “last out” portion of such loan. The Registrant has also revised its disclosure on Page 67 of Amendment No. 1 to include disclosure on the implications of loans where Crescent Capital BDC retains the “last out” portion.

19.

The notes to Crescent Capital BDC’s Consolidated Schedule of Investments discuss instances in which Crescent Capital BDC uses another lender to provide the “first out” portion of certain unitranche loans and retains the “last out” portion of such loans. In future filings, please include discussion of the related risks of holding the “last out” portion of such loans.

The Registrant advises the Staff that while loans where Crescent Capital BDC uses another lender to provide the “first out” portion of such loans and retains the “last out” portion represented approximately 2.3% of Crescent Capital BDC’s portfolio by fair market value as of September 30, 2019, the Registrant has revised its disclosure on Page 67 of Amendment No. 1 as requested.

Securities and Exchange Commission

November 29, 2019

20.

In future filings please disclose whether Crescent Capital BDC has considered Accounting Standards Update No. 2017-08: “Receivables – Non-Refundable Fees and Other Costs (Subtopic 310-20),” whether such ASU has been adopted and any impact, if any, that it will have when adopted. Refer to the footnote disclosure required by SAB 74 with respect to the adoption of new accounting literature.

The Registrant has revised the disclosure as requested on Page F-78 of Amendment No. 1.

21.

In future filings, please disclose the frequency of payments to CCAP Administration and to SSB (i.e., monthly, quarterly, etc.) under the CCAP Administration Agreement and the sub-administration, accounting, transfer agent, and custodian agreements with SSB in the Notes to Financial Statements that describe related party fees.

The Registrant has revised the disclosure on Page F-79 of Amendment No. 1 in the notes to the Registrant’s unaudited financial statements and will include such revised disclosure in future filings. The Registrant advises the Staff that payments under the CCAP Administration Agreement and the sub-administration, accounting, transfer agent, and custodian agreements with SSB are made on a quarterly basis.

Crescent Capital BDC, Inc. - Interim Unaudited Financial Statements

22.

The Staff refers to footnote (1) under the heading “Investments in and Advances to Affiliates” on Page F-82 which states that, “Although the Company owns more than 25% of the voting securities of the Senior Loan Fund, the Company does have control over the Senior Loan Fund (other than for purposes of the Investment Company Act).” and notes that this disclosure appears inconsistent with the disclosure in the last sentence of the first paragraph under the heading “CBDC Senior Loan Fund LLC” on Page F-82 which states that, “The Senior Loan Fund is managed by a four member board of managers, on which the Company and Masterland have equal representation. Investment decisions generally must be unanimously approved by a quorum of the board of managers. Since the Company does not have a controlling financial interest in the Senior Loan Fund, the Company does not consolidate.” Please reconcile in future filings.

The Registrant advises the Staff that footnote (1) under the heading “Investments in and Advances to Affiliates” on Page F-82 of the Registration Statement which states that, “Although the Company owns more than 25% of the voting securities of the Senior Loan Fund, the Company does have control over the Senior Loan Fund (other than for purposes of the Investment Company Act).” inadvertently omitted the word “not” between the words “does have.” The Registrant has revised the disclosure to correct the omission, see Page F-82 of Amendment No. 1 and will include such revised disclosure in future filings, as applicable.

Securities and Exchange Commission

November 29, 2019

LEGAL COMMENTS

General

23.

Please explain supplementally to the Staff (i) the purpose of each step of the transactions, (ii) the legal approvals necessary to consummate each step, (iii) the implications of each step under the Securities Act, (iv) whether each step requires registration under the Securities Act and, if not, the basis for such registration not being required and (v) whether any of the steps individually or collectively would result in a diminution of the protections available to investors under the securities laws, in particular the Investment Company Act.

The Registrant advises the Staff that the Transactions are a multi-step series of transactions whereby the acquirer, Crescent Capital BDC (MD), will acquire all of the outstanding shares of Alcentra Capital in a stock and cash transaction. The Transactions are being consummated via a series of steps in order to (i) effect the reincorporation of Crescent Capital BDC from Delaware to Maryland to allow Crescent Capital BDC to avail itself of Maryland law, (ii) allow the Mergers, taken together, to qualify as a tax-free reorganization as described in the Registrant’s response to Comment 29 below, and (iii) merge the surviving company into Crescent Capital BDC so that only one BDC survives the Transactions.

Reincorporation Merger

In the Reincorporation Merger, Crescent Capital BDC, a Delaware corporation, will merge into its subsidiary, Crescent Capital Maryland BDC, a Maryland corporation, with Crescent Capital Maryland BDC surviving. The sole purpose of the Reincorporation Merger is to reorganize Crescent Capital BDC from a Delaware corporation to a Maryland corporation. As described in the Registration Statement, pursuant to Section 253 of the DGCL, the Reincorporation Merger must be approved by a majority of the outstanding shares of Crescent Capital BDC.

The issuance of shares of Crescent Capital Maryland BDC in exchange for shares of Crescent Capital BDC (DE) in the Reincorporation Merger is not subject to registration under the Securities Act as it does not involve an “offer, offer to sell, offer for sale, or sale” within the meaning of Section 2(a)(3) of the Securities Act since the sole purpose of the Reincorporation Merger is to change Crescent Capital BDC (DE)’s domicile to Maryland. See the exception to Securities Act registration provided by Rule 145(a)(2) promulgated under the Securities Act (“Rule 145(a)(2)”), which provides that a merger, consolidation or similar plan or acquisition solely involving a change in domicile is not subject to the registration requirements of the Securities Act pursuant to the “no-sale” theory previously embodied in Rule 133 for reorganizations effected to change an issuer’s domicile.

The shares of Crescent Capital BDC (DE) common stock held by current Crescent Capital BDC stockholders were issued (i) in the United States under the exemption provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, or (ii) outside of the United States in accordance with Regulation S of the Securities Act. In similar circumstances the Staff has taken the position that when an issuer completes a reincorporation merger that is not subject to registration in reliance on the exception to Securities Act registration provided by Rule 145(a)(2), the shares of the issuer’s stock distributed in connection with such reincorporation will not be “restricted securities” with the meaning of Rule 144(a)(3) promulgated under the Securities Act (“Rule 144(a)(3)”) solely as a result of such reincorporation; and persons who receive an issuer’s shares in connection with such a reincorporation may take into account the periods during which they held stock in the prior entity

Securities and Exchange Commission

November 29, 2019

in order to calculate their holding periods under Rule 144(d) promulgated under the Securities Act (“Rule 144(d)”) for the stock of the new issuer. See, e.g., no-action letter in Southwestern Energy Company (available June 29, 2006). Here, since the Reincorporation Merger is not subject to registration in reliance on the exception to Securities Act registration provided by Rule 145(a)(2), (i) the shares of Crescent Capital BDC (MD) common stock distributed in connection with the Reincorporation Merger will not be “restricted securities” within the meaning of Rule 144(a)(3) solely by virtue of the Reincorporation Merger and (ii) persons who receive Crescent Capital BDC (MD) common stock in the Reincorporation Merger may take into account the periods during which they held Crescent Capital BDC (DE) common stock in order to calculate their holding periods under Rule 144(d) for Crescent Capital BDC (MD) common stock.

First Merger and Second Merger

The First Merger is a “reverse triangular” merger of a transitory subsidiary of Crescent Capital BDC (MD) with and into Alcentra Capital with Alcentra Capital surviving. The Second Merger is a “forward” merger of Alcentra Capital with and into Crescent Capital BDC (MD), with Crescent Capital BDC (MD) surviving.

As described in the Registration Statement, pursuant to Section 4.2 of the Alcentra Capital Charter as permitted by Section 3-102 of the MGCL, the First Merger must be approved by the holders of a majority of the outstanding shares of Alcentra Capital Common Stock entitled to vote at the Alcentra Capital Special Meeting. Pursuant to the terms of Section 3-106 of the MGCL, Crescent Capital BDC (MD), as the sole stockholder of Alcentra Capital following the consummation of the First Merger, will approve the Second Merger.

As described in the Registration Statement, upon completion of the Mergers, and subject to the terms and conditions of the Merger Agreement, Alcentra Capital stockholders will receive the Merger Consideration which includes shares of Crescent Capital BDC (MD) common stock. The shares of Crescent Capital BDC (MD) common stock to be issued to Alcentra Capital stockholders are being registered pursuant to the Registration Statement.

Protections Available to Investors

The Registrant does not believe that the consummation of the Transactions will result in a diminution of the protections currently available to Alcentra Capital stockholders or Crescent Capital BDC stockholders under the securities laws, including the Investment Company Act. While there will be substantial similarities between their rights after completion of the Transactions and their rights as Alcentra Capital or current Crescent Capital BDC stockholders prior to the Transactions or the Reincorporation, as the case may be, various differences are noted in the Registration Statement under the heading “Comparison of Stockholder Rights.”

The Registrant notes that as a result of the Transactions, (i) the shares of Crescent Capital BDC (MD) stock issued to current Crescent Capital BDC (DE) stockholders will not be restricted securities solely as a result of the Reincorporation Merger and such stockholders will be able to take into account the periods during which they held Crescent Capital BDC (DE) common stock in order to calculate their holding periods under Rule 144(d) for Crescent Capital BDC (MD) common stock and (ii) Alcentra Capital stockholders who currently hold registered securities of Alcentra Capital will hold registered securities in Crescent Capital BDC (MD).

Securities and Exchange Commission

November 29, 2019

The Registrant confirms that none of the foregoing steps, individually or collectively, are expected to result in a diminution of the investor protections under the federal securities laws, in particular the Investment Company Act. The Registrant notes that, at each point during the Transactions where either of Crescent Capital BDC and Alcentra Capital has third-party investors, each entity is expected to be registered with the Commission as a BDC and therefore will comply with the applicable provisions of the federal securities laws, including the Investment Company Act.

24.	Please confirm whether there is any current affiliation between Crescent Capital BDC and Alcentra Capital.

The Registrant confirms that, other than as counterparties to the Merger Agreement and the Transactions, there is no current affiliation between Crescent Capital BDC and Alcentra Capital. In addition, the Registrant notes that neither Crescent Capital BDC nor Crescent Cap Advisors made offers of future employment to any Alcentra Capital officers or directors with respect to Crescent Capital BDC’s investment adviser or opportunities as directors of Crescent Capital BDC.

25.	Please explain supplementally to the Staff the basis under which Crescent Capital Maryland BDC will be registered under the Exchange Act.

As a result of the Reincorporation Merger, Crescent Capital BDC (MD) will become the successor corporation to Crescent Capital BDC (DE) under the Exchange Act, and will succeed to Crescent Capital BDC (DE)’s reporting obligations thereunder. Pursuant to Rule 12g-3 promulgated under the Exchange Act (“Rule 12g-3”), Crescent Capital BDC (MD)’s common stock will be deemed to be registered under Section 12(g) of the Exchange Act.

The Registrant notes that while the express wording of Rule 12g-3(a)(2) provides that such deemed registration would not occur if, among other things, the class of securities issued would be held of record by fewer than 300 persons, the Staff has taken the position that in a re-incorporation merger, where the class of securities is held of record by fewer than 300 persons, a Section 12(g) registration can be voluntarily continued by the successor pursuant to Rule 12g-3 without the filing of a new Exchange Act registration statement. See Compliance and Disclosure Interpretations, Exchange Act Rules, Section 250.02, May 29, 2009.

Questions And Answers About The Alcentra Capital Special Meeting, The Crescent Capital BDC Special Meeting And The Transactions

26.	Please revise the Q&A entitled “What will happen in the Mergers?” on Page 7 to include a diagram or a chart to help illustrate the narrative description of the parties and the transactions.

The Registrant has revised the disclosure as requested on Page 8 of Amendment No. 1.

Securities and Exchange Commission

November 29, 2019

27.

Please revise the Q&A entitled “How do Crescent Capital BDC’s investment objective and strategy differ from Alcentra Capital’s?” on Page 10 to more clearly state the differences between the two companies investment objectives and strategies. Consider providing this information in tabular format.

The Registrant has revised the disclosure as requested on Pages 11 to 12 of Amendment No. 1.

28.

Please revise the Q&A entitled “What happens if the Mergers are not consummated?” on Page 12 to clarify if Crescent Capital Advisor or any affiliate thereof is entitled to any portion of the termination fee, if payable.

The Registrant has revised the disclosure as requested on Page 13 of Amendment No. 1 clarifying that neither Crescent Cap Advisors nor any affiliate thereof (other than Crescent Capital BDC) is entitled to any portion of the termination fee.

Summary

29.

Please supplementally provide the Staff with an analysis, including citations to relevant tax authority, explaining the basis for the conclusions discussed in “Material U.S. Federal Income Tax Consequences of the Reincorporation Merger and the Mergers” on Pages 19 and 20.

The parties have structured the combination of Crescent Capital BDC and Alcentra Capital as a three-step transaction: first, the Reincorporation Merger, whereby Crescent Capital BDC, a Delaware corporation, will merge into its newly formed subsidiary, Crescent Capital Maryland BDC, a Maryland corporation, with Crescent Capital Maryland BDC surviving; second, the First Merger which is a “reverse triangular” merger of a transitory subsidiary of Crescent Capital Maryland BDC with and into Alcentra Capital with Alcentra Capital surviving; and third, the Second Merger which is a “forward” merger of Alcentra Capital with and into Crescent Capital Maryland BDC, with Crescent Capital Maryland BDC surviving.

With respect to the tax consequences related to the Reincorporation Merger, the Code and U.S. Treasury Regulation Section 1.368-2(m) generally provide that a mere change in identity, form, or place of organization of one corporation, however effected, constitutes a reorganization. Section 354 of the Code generally provides that no gain or loss will be recognized if stock or securities in a corporation party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation party to the reorganization. These authorities provide the basis for the discussion on Page 227 of Amendment No. 1 related to the Reincorporation Merger.

With respect to the tax consequences related to the Mergers, Section 368(a)(1)(A) of the Code generally provides that a statutory merger constitutes a reorganization, provided that certain additional requirements under U.S. Treasury Regulation Section 1.368-1 related to the sufficiency of stock consideration and continuation of the target corporation’s historic business are met. In IRS Revenue Ruling 2001-46, the IRS ruled that if, pursuant to an integrated plan, a newly formed wholly owned subsidiary of an acquiring corporation merges into a target corporation, followed by the merger of the target corporation into the acquiring corporation, the transaction is treated as a single statutory merger of the target

Securities and Exchange Commission

November 29, 2019

corporation into the acquiring corporation that qualifies as a reorganization under Section 368(a)(1)(A) of the Code. Section 354 of the Code generally provides that no gain or loss will be recognized if stock or securities in a corporation party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation party to the reorganization. Section 356 of the Code generally provides that a shareholder recognizes gain on the receipt of nonstock consideration in a reorganization, but in an amount not in excess of the sum of money and the fair market value of other nonstock consideration received. In IRS Revenue Ruling 66-365, the IRS ruled that if cash is paid in lieu of issuing of fractional shares to shareholders of the acquired corporation in a reorganization defined under Section 368(a)(1) of the Code and such cash is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange, it will be treated under Section 302 of the Code as having been paid to the shareholders in redemption of the fractional share interests to which they were entitled and will be treated as a distribution in full payment in exchange for such fractional shares under Section 302(a) of the Code provided the redemption is not essentially equivalent to a dividend. Section 1222(3) of the Code generally provides that the long-term capital gain means gain from the sale or exchange of a capital asset held for more than 1 year, if and to the extent such gain is taken into account in computing gross income. These authorities provide the basis for the discussion on Pages 227-229 of Amendment No. 1 related to the Mergers.

With respect to the tax consequences related to the Alcentra Tax Dividend, Sections 301 and 316 of the Code govern the treatment of distributions of property made by a corporation to a shareholder, including the extent to which such distribution is taxable as a dividend or a tax-free return of capital. In IRS Revenue Ruling 56-184, the IRS ruled that Section 356 of the Code is not applicable to cash distributed if it is not cash received in connection with a stock exchange pursuant to the plan of reorganization under Section 368(a) of the Code. In IRS Revenue Ruling 69-443, the IRS ruled that where a target corporation declared its regular annual year-end dividend payable after a reorganization to target shareholders of record prior to the reorganization, such dividend was not part of the consideration from the acquiring corporation in connection with the exchange of stock. These authorities provide the basis for the discussion on Pages 232 to 233 of Amendment No. 1 related to the Alcentra Tax Dividend.

With respect to the Crescent Cap Advisors Consideration, there is limited authority addressing the tax consequences of the receipt of merger consideration from a party other than the acquirer and, as a result, the tax consequences of the receipt of the Crescent Cap Advisors Consideration are not entirely clear. Nevertheless, the operative Code provisions, Sections 354 and 356 of the Code, that apply to the receipt of consideration by shareholders in a reorganization do not specify or limit the source from which cash consideration is paid. As a result, we believe a reasonable interpretation of such Code provisions is that such cash consideration is treated as any other cash consideration received by shareholders in a reorganization in respect of stock in a target corporation. This treatment is also consistent with case law, which has treated a payment received from a third party in connection with the sale of property as an adjustment to the sales consideration where the payment was integrally related to the sale. See, e.g., Arrowsmith v. Commissioner, 344 U.S. 6 (1952) and Brown v. Commissioner, 10 B.T.A 1036 (1928). These authorities provide the basis for the discussion on Pages 228 to 229 of Amendment No. 1 related to the Crescent Cap Advisors Consideration.

Securities and Exchange Commission

November 29, 2019

With respect to the discussion of the treatment of non-U.S. stockholders receiving the Crescent Cap Advisors Consideration, Section 865(a)(2) of the Code generally provides that income from the sale of personal property by a nonresident is non-U.S. source income and accordingly under Sections 2(d), 11(d), 871(a) and 881(a) of the Code no tax is generally imposed with respect to non-U.S. stockholders on their sale or exchange of corporate stock (subject to exceptions noted on Pages 230 to 231 of Amendment No. 1 in the section entitled “Material U.S. Federal Income Tax Consequences of the Reincorporation Merger and the Mergers”). These authorities provide the basis for the discussion on Pages 230 to 231 of Amendment No. 1 related to the treatment of non-U.S. stockholders receiving the Crescent Cap Advisors Consideration.

30.

Please revise the first bullet under “Reasons for the Transactions - Alcentra Capital” on Page 21 to provide additional details on the financial considerations considered by the Alcentra Capital Board.

The Registrant has revised the first bullet under “Reasons for the Transaction – Alcentra Capital” on Page 21 of Amendment No. 1 in response to the Staff’s comment to provide additional details on the financial considerations considered by the Alcentra Capital Board.

31.	In the first sentence on Page 21, please correct the typographical error by changing “The material factors material factors considered…” to “The material factors considered…”

The Registrant has revised the disclosure as requested on Page 22 of Amendment No. 1.

32.

Please revise the first bullet under “Reasons for the Transactions - Crescent Capital BDC” on Page 21 to clarify whether Crescent Cap Advisors can potentially recoup any of the approximately $1.4 million in expenses it has agreed to reimburse Crescent Capital BDC for.

The Registrant has revised the disclosure as requested on Page 22 of Amendment No. 1 to clarify that Crescent Cap Advisors does not have the right to recoup any of the $1.4 million in reimbursed expenses.

33.

Please supplementally provide the Staff with information on how the Transactions “are expected to facilitate a dividend policy designed to over-earn a quarterly $0.41 dividend per share with the potential for future dividend growth over time” as described in the third bullet under “Reasons for the Transactions - Crescent Capital BDC” on Page 21.

The Registrant advises the Staff that management of Crescent Capital BDC and the Crescent Capital BDC Board believe it is important to be able to support the dividend with cash earnings from Crescent Capital BDC’s investments. In determining whether the Transactions will facilitate a dividend policy designed to “over-earn” a quarterly $0.41 dividend per share, Crescent Capital BDC considered whether the dividend was at a level where, based on the earnings power of the business over the intermediate term (including its projected net investment income, net realized gains and expenses), Crescent Capital BDC would be likely to exceed its quarterly dividend.

Securities and Exchange Commission

November 29, 2019

This belief is based on a number of factors including the total amount of investment income expected to be generated by the combined company on a pro forma basis, the anticipated total expenses of the combined company on a pro forma basis, and the anticipated cost of capital of the combined company. Additionally, Crescent Capital BDC considered the potential impact of the Fee Waiver, whereby Crescent Cap Advisors has agreed to (x) waive a portion of the base management fee for the eighteen-month period following the First Merger so that only 0.75% will be charged for such time period and (y) waive the income-based portion of the incentive fee for the eighteen-month period following the First Merger. Crescent Capital BDC also considered the potential impact of Crescent Cap Advisors’ agreement to (a) provide $21.6 million of cash consideration payable to Alcentra Capital stockholders in accordance with the terms and conditions set forth in the Merger Agreement at closing, (b) amend the Crescent Capital BDC Investment Advisory Agreement to (i) reduce the base management fee from 1.50% to 1.25%, and (ii) increase the hurdle rate under the income-based portion of the incentive fee from 1.50% to 1.75% per quarter and (c) bear up to $1.4 million of expenses that Crescent Capital BDC incurs in connection with the Mergers, in each case pursuant to the terms of the Transaction Support Agreement. As a result, the Registrant believes that based on the earnings power of the business over the intermediate term, when combined with the benefits of the Fee Waiver and the support offered by Crescent Cap Advisors, the combined company will be positioned to over-earn a quarterly $0.41 dividend per share and provide the potential for future dividend growth over time.

Comparative Fees and Expenses

34.	Please revise footnote 11 to the “Comparative Fees and Expenses” table on Page 35 to clarify whether Crescent Cap Advisors can ever recoup any of the fees it waives pursuant to the Fee Waiver.

The Registrant has revised the disclosure as requested on Page 37 of Amendment No. 1 to clarify that Crescent Cap Advisors may not recoup any amounts waived pursuant to the Fee Waiver.

Risk Factors

35.

Please revise the risk factor titled “Crescent Capital BDC’s strategy involves a high degree of leverage. Crescent Capital BDC intends to continue to finance its investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and increases the risk of investing in Crescent Capital BDC. The risks of investment in a highly leveraged fund include volatility and possible distribution restrictions.” on Pages 51 and 52 to clarify that immediately following the consummation of the Mergers the leverage ratio applicable to Crescent Capital BDC will be 200%.

The Registrant has revised the disclosure as requested on Page 54 of Amendment No. 1.

Description Of The Transactions

36.

Please revise the discussion of the Crescent Capital BDC Board’s consideration of the transactions on Page 143 to clarify whether the Crescent Capital BDC Board considered the possible dilutive effects of the Mergers on the stockholders of Crescent Capital BDC.

Securities and Exchange Commission

November 29, 2019

The Registrant has revised the disclosure as requested on Page 145 of Amendment No. 1 to clarify that Crescent Capital BDC’s Board, in considering the Mergers, did consider the possible dilutive effects of the Mergers on the stockholders of Crescent Capital BDC.

37.

The ninth bullet under Financial and Strategic Considerations on Page 167 discusses the “the limited overlap of assets and investments of Alcentra Capital and Crescent Capital BDC.” Please clarify whether the Crescent Capital BDC Board anticipates any forced or planned portfolio repositioning prior to or as a result of the Mergers.

Please refer to the Registrant’s response to Comment 13 above.

38.

The fourth bullet under Terms of the Merger on Page 168 states that “that Crescent Cap Advisors is expected to reimburse Crescent Capital BDC for up to approximately $1.4 million in expenses” [emphasis added]. Please revise or explain to the Staff whether there are any reasons, other than the transactions not being consummated, that Crescent Capital Advisors would not be expected to reimburse Crescent Capital BDC.

Please refer to the Registrant’s response to Comment 10 above.

Crescent Capital BDC Stock Repurchase Program

39.

Please explain supplementally (i) how Crescent Capital BDC will implement the stock repurchase plan, as described on Page 215 of the Registration Statement, so that such plan complies with Rule 10b5-1 under the Exchange Act and (ii) how Crescent Capital BDC intends to notify its shareholders of the commencement of such plan.

The Registrant advises the Staff that the Crescent Capital BDC stock repurchase program (the “Plan”) will be implemented in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act and in a way that meets the requirements of Rule 10b5-1 so that (i) Crescent Capital BDC’s obligation to purchase the shares will be made at a time when it is not aware of any material nonpublic information with respect to the combined company, (ii) the Plan will not permit Crescent Capital BDC to exercise any subsequent influence over how, when or whether to effect purchases of Crescent Capital BDC Common Stock and (iii) Crescent Capital BDC will not have any discretion or influence with respect to purchases pursuant to the Plan.

Crescent Capital BDC intends to announce that it has entered into the Plan in accordance with the requirements of the Merger Agreement described in the Registration Statement on the Current Report on Form 8-K it will file announcing the consummation of the Transactions.

Shareholder Proposals

40.	Please add a sentence to each shareholder proposal summarizing why it is necessary for shareholders to vote on such proposal.

The Registrant has revised the disclosure as requested on Pages 267, 268, 269, 280, 281 and 282 of Amendment No. 1.

Securities and Exchange Commission

November 29, 2019

Proxy Card

41.	Please include a form of proxy card in your next amendment. The proxy card should include a sentence describing the overall purpose for the proposals in connection with the Transactions.

The Registrant and Alcentra Capital have each included a form of proxy card in Amendment No. 1 and the Registrant has included a sentence on its form of proxy card describing the overall purpose of the proposals in connection with the Transactions.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 552-4355.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

cc:	Jason Breaux, Chief Executive Officer

Crescent Reincorporation Sub, Inc.